SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                       Ligand Pharmaceuticals Incorporated
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    53220K207
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 11, 2005
                                ----------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53220K207                                           Page 2 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    7,000,000
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.47%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53220K207                                           Page 3 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC    I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    7,000,000
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.47%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53220K207                                           Page 4 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    4,573,400
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,573,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,573,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.19%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on September 23, 2005 (together with amendments filed prior to the date hereof, the "Schedule 13D"), and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Island limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.001 per share, of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     In a series of conversations from October 6 through October 10, 2005 with David E. Robinson, Chairman, President and Chief Executive of the Company, Mr. Loeb reiterated the demand in his September 30, 2005 letter for board representation and the creation of a special committee of the Company's Board of Directors (the "Board") to address strategic alternatives for the Company. Mr. Loeb advised Mr. Robinson that if the Company was unwilling to agree to these demands, the Reporting Persons would be prepared to bring an action in the Delaware Chancery Court in order to compel the Company's overdue annual meeting of stockholders. Mr. Robinson advised Mr. Loeb that he would like to arrange a meeting among John Groom, the Company's lead director, himself and representatives of the Reporting Persons so they could discuss the Reporting Persons' agenda in person. Mr. Robinson also indicated that if Mr. Loeb were to furnish to the Company detailed curricula vitae or other background information regarding the Reporting Persons' nominees, the Company's Nominating Committee would consider their credentials. After concluding that Mr. Robinson appeared to be seeking to delay the holding of an annual meeting as long as possible, on October 10, 2005, Mr. Loeb advised Mr. Robinson that if he did not receive a favorable response to his demands by 11:00 a.m. the next morning, he would immediately bring an action to compel a meeting of stockholders.

     On October 11, 2005, Mr. Robinson published a letter to Mr. Loeb expressing disappointment that Mr. Loeb had declined his offer to meet with him and Mr. Groom and indicating that it was inappropriate for the Board to elect additional Board members without having adequate information to evaluate the nominees. Mr. Robinson indicated that he intends to convey the Reporting Persons' demands to the Board and that in the meantime he and Mr. Groom would remain prepared to discuss the Reporting Persons' agenda.

     In light of Mr. Robinson's published response, on October 11, 2005, the Reporting Persons filed a complaint (the "Complaint") against the Company in the Delaware Chancery

Court, New Castle County (the "Court"), in order to compel the holding of an annual meeting of stockholders of the Company (the "Annual Meeting"). The last annual meeting of stockholders of the Company was held on June 11, 2004, and
Section 211(c) of the Delaware General Corporation Law provides, in substance, that if an annual meeting has not been held for 13 months since the last annual meeting (or election of directors by written consent), then upon the application of any stockholder or director the Court is empowered to summarily order a meeting to be held. The Complaint requests that the Court order that a meeting be held 60 days from the Court's order.

     The Reporting Persons will seek to run either a full or partial slate of directors at the Annual Meeting. Following the filing of the Complaint, Mr. Loeb tried but was unable to reach Mr. Robinson to say that under certain circumstances the Reporting Persons would agree to seek only three of the eight seats on the Board and that they would solicit for the re-election of five of the current directors at the Annual Meeting. The circumstances under which the Reporting Persons would agree to this arrangement are: (1) the prompt appointment to newly-created Board seats of three nominees of the Reporting Persons, after review by the Company's Nominating Committee of relevant background information about them, (2) a reduction of the Board's size back to eight effective as of the Annual Meeting, (3) if the Company solicits proxies for the Annual Meeting, the agreement of the Company to solicit for the same nominees as the Reporting Persons solicit for (i.e., the three nominees of the Reporting Persons and five current directors), (4) the formation of a three-member committee of the Board, which would include two directors who are representatives of the Reporting Persons, for the purpose of considering and acting on the Company's strategic alternatives, including the possibility of a sale of the Company (this committee would be formed immediately upon the appointment of the three Board representatives of the Reporting Persons), (5) the amendment of the Company's "poison pill" to increase the trigger threshold from 10% to 20% and (6) reimbursement by the Company of the expenses of the Reporting Persons and their affiliates in connection with their solicitation at the Annual Meeting and their entering into an agreement embodying these requirements.

Item 5.  Interest in Securities of the Issuer.

     Schedule A and Schedule B of the Schedule 13D are hereby replaced with Schedule A and Schedule B, respectively, attached hereto.

     Item 5(a) of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 7,000,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.47% of the 73,932,315 shares of Common Stock outstanding at October 29, 2004, as reported in the Company's last Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 4,573,400 shares of

Common Stock, which represents 6.19% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     Item 5(b) of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 7,000,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 4,573,400 shares of Common Stock held by the Offshore Fund.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of October 12, 2005, by and among the Reporting Persons.

     2. Complaint filed on October 11, 2005 by Third Point Offshore Fund, Ltd. against Ligand Pharmaceuticals Incorporated.

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                           during the past sixty days)


   Date           Transaction           Shares               Price Per Share
   ----           -----------           ------               ---------------

 8/24/05              Buy               332,000                  8.0237
 8/25/05              Buy               250,000                  8.1479
 8/26/05              Buy               19,500                   7.8305
 8/29/05              Buy               198,500                  7.9040
 8/30/05              Buy               50,000                   7.8660
 8/30/05              Buy               50,000                   7.8660
 8/31/05              Buy               100,000                  7.8013
  9/1/05              Buy               100,000                  7.6944
  9/6/05              Buy               275,000                  7.2598
  9/6/05              Buy               275,000                  7.2598
  9/6/05              Buy               350,000                  7.2596
  9/7/05              Buy               600,000                  7.2690
  9/8/05              Buy               210,000                  7.6052
  9/8/05              Buy               350,000                  7.6120
  9/9/05              Buy               200,000                  8.1613
  9/9/05              Buy               25,000                   8.0000
 9/12/05              Buy               30,000                   8.4143
 9/12/05              Buy               135,000                  8.4000
 9/13/05              Buy               800,000                  8.0445
 9/13/05              Buy               700,000                  8.1213
 9/13/05              Buy               700,000                  8.0831
 9/14/05              Buy               235,000                  8.0074
 9/14/05              Buy               65,000                   8.0564
 9/15/05              Buy               100,000                  7.8970
 9/21/05              Buy               200,000                  7.2250
 9/22/05              Buy               175,000                  7.2793
 9/22/05              Buy               375,000                  7.4000
 9/22/05              Buy               100,000                  7.4000
 9/30/05              Buy               38,700                   10.1500
 9/30/05              Sell              38,700                   10.1500

                                   Schedule B
                                   ----------

               (Transactions by the Offshore Fund in Common Stock
                           during the past sixty days)


   Date           Transaction           Shares               Price Per Share
   ----           -----------           ------               ---------------

  8/24/05             Buy               220,500                  8.0237
  8/25/05             Buy               167,000                  8.1479
  8/26/05             Buy               12,300                   7.8305
  8/29/05             Buy               133,500                  7.9040
  8/30/05             Buy               15,000                   7.8660
  8/30/05             Buy               50,000                   7.8660
  8/31/05             Buy               52,600                   7.8013
   9/1/05             Buy               64,400                   7.6944
   9/6/05             Buy               235,100                  7.2598
   9/6/05             Buy               350,000                  7.2596
   9/7/05             Buy               389,600                  7.2690
   9/8/05             Buy               210,000                  7.6052
   9/8/05             Buy               154,000                  7.6120
   9/9/05             Buy               130,000                  8.1613
   9/9/05             Buy               16,100                   8.0000
  9/12/05             Buy               30,000                   8.4143
  9/12/05             Buy               76,900                   8.4000
  9/13/05             Buy               518,900                  8.0445
  9/13/05             Buy               454,700                  8.1213
  9/13/05             Buy               454,700                  8.0831
  9/14/05             Buy               153,900                  8.0074
  9/14/05             Buy               42,200                   8.0564
  9/15/05             Buy               65,000                   7.8970
  9/21/05             Buy               131,400                  7.2250
  9/22/05             Buy               115,900                  7.2793
  9/22/05             Buy               208,900                  7.4000
  9/22/05             Buy               100,000                  7.4000
  9/30/05             Buy               20,800                  10.1500

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 12, 2005


                                        THIRD POINT LLC

                                        By:  /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name:  Daniel S. Loeb
                                            Title:  Chief Executive Officer


                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By:  /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name:  Daniel S. Loeb
                                            Title:  Director



                    /s/ Daniel S. Loeb
                   --------------------------------------------------
                   Daniel S. Loeb













               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                                 WITH RESPECT TO
                      LIGAND PHARMACEUTICALS INCORPORATED]